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                      [Letterhead of Dewey Ballantine LLP]





                               September 27, 2005


Via Edgar
---------

Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549-0303

Attention:   Mr. Jeffrey P. Riedler, Assistant Director,
             Division of Corporation Finance

    Re: LifePoint Hospitals, Inc. Registration Statement on Form S-3, Filed September 13, 2005, File No. 333-128279

Dear Mr. Riedler:

     This letter constitutes the response on behalf of LifePoint Hospitals, Inc. (the "Company") to the comments of the Staff of the Securities and Exchange Commission (the "Commission") that were contained in your letter dated September 16, 2005. Concurrently with the submission of this letter, we are filing an Amendment No. 1 to Form S-3. In this letter, each of the Staff's comments is indicated in italics, followed by the Company's response to the comment. A marked courtesy copy of Amendment No. 1 to the Form S-3 is being provided to you concurrently with this filing.

Selling Security holders, page 73


1. Please identify which of the selling security holders, if any, are either broker-dealers or affiliates of a broker-dealer.

     In response to the Staff's comment, the Company has identified those selling securityholders that are either broker-dealers or affiliates of broker-dealers in the notes to the selling securityholders table on pages 76 and 77 of Amendment No. 1 to Form S-3.

2. Please note that if any selling security holder is a broker-dealer, the prospectus must state that the seller is an underwriter. The only exception to this rule is if the broker-dealer received the securities as compensation for underwriting activities.

     In response to the Staff's comment, in the notes to the selling securityholders table on pages 76 and 77 of Amendment No. 1 to Form S-3, the Company has

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     indicated that the selling securityholders that are broker-dealers are also underwriters.

3. In addition, if a selling security holder is an affiliate of a broker-dealer, the prospectus must state that:

     - the selling security holder purchased in the ordinary course of business; and

     - at the time of the purchase of the securities to be resold, the selling security holder had no agreement or understanding, directly or indirectly, with any person to distribute the securities.

     If a selling security holder is an affiliate of a broker-dealer and you are not able to make these statements in the prospectus, the prospectus must state that the selling security holder is an underwriter. Please revise the prospectus as appropriate.

     In response to the Staff's comment, for each selling security holder that is identified as an affiliate of a broker-dealer, the Company has included (based on information it received in the selling securityholder questionnaires), in the notes to the selling security holder table on pages 76 and 77 of Amendment No. 1 to Form S-3, a statement that such selling securityholder purchased the securities in the ordinary course of business and at the time of the purchase of the securities to be resold, the selling securityholder had no agreement or understanding, directly or indirectly, with any person to distribute the securities.

Signatures, page II-4

4. We note the filing does not include the signature of your controller or principal accounting officer. Please include this signature in an amended Form S-3. If Michael J. Culotta, the CFO, also serves as the controller or principal accounting officer, his signature should be captioned as such in your amended filing. See Instructions 1 and 2 to the Signatures section of the Form S-3.

     In response to the Staff's comment, the Signature page of Amendment No. 1 to Form S-3, has been revised by the Company to indicate that Michael J. Culotta, the CFO, is the principal financial and accounting officer.



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     If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at (212) 259-7175.

     We thank the Staff in advance for its assistance.




                                                     Very truly yours,

                                                     /s/ Patti J. Marks, Esq.

                                                     Patti J. Marks, Esq.


Enclosures

cc:      Kenneth C. Donahey
         Michael J. Culotta
         Morton A. Pierce, Esq.
         Frank R. Adams, Esq.
         Gregory S. Belliston